                           Three Cities Research, Inc.
                               650 Madison Avenue
                            New York, New York 10022

                                                               February 26, 1999

Company contact: W. Robert Wright II, (212) 605-3217

For Immediate Release

THREE CITIES FUNDS ANNOUNCES RESULTS OF COHR INC. TENDER OFFER

      NEW YORK, NEW YORK, February 26, 1999--Three Cities Research, Inc. today announced that TCF Acquisition Corporation, which is owned by two investment funds advised by Three Cities Research, has accepted the shares of COHR Inc. common stock tendered in response to a tender offer which expired at midnight on February 25, 1999. TCF Acquisition will be paying $6.50 per share in cash for the tendered shares.

      A total of 2,953,083 shares of COHR Inc. common stock were tendered in response to the Offer. This increased TCF Aquisition Corporation's ownership to 6,038,508 shares, which is more than 93.8% of the outstanding COHR stock.

     TCF Acquisition Corporation will be merged into COHR within a few days. As a result of the merger, COHR stockholders who did not tender their shares and do not exercise dissenters' rights will receive the same $6.50 per share in cash as is being paid for shares purchased through tender offer. Prior to accepting the tendered shares for payment, TCF Acquisition Corporation already owned 3,085,425 shares.

                                    # # #